SCHEDULE "A"

ROBINSON LEASE

ASSIGNMENT AGREEMENT

THIS AGREEMENT made the 3rd day of January, 2006.

BETWEEN:

WAVE EXPLORATION CORP., a company duly incorporated pursuant to the laws of the Province of British Columbia and having its business office situated at Suite 600 – 890 West Pender Street, Vancouver, British Columbia, V6C 1S9

(the "Assignor")

AND:

JOURNEY RESOURCES CORPORATION, a company duly incorporated pursuant to the laws of the Province of British Columbia and having its registered and business office situated at #102 – 1238 Seymour Street, Vancouver, British Columbia, V6B 4J3

(the "Assignee")

WHEREAS:

A. The Assignor is a party as lessee to a lease agreement attached as Schedule "A" hereto (the "Lease") respecting certain mineral claims located in the State of Idaho and further described therein (the "Robinson Claims");

B. The Assignor and the Assignee are parties to an option agreement dated November 30, 2005 (the "Option") pursuant to which the Assignor granted the Assignee an option to assume the Assignor's benefits and obligations under the Lease;

C. Pursuant to the valid exercise of the Option by the Assignee, the Assignor has agreed to assign all of its right, title and interest in and to the Lease to the Assignee on the terms and conditions set forth herein.

THEREFORE, in consideration of the sum of Ten Dollars ($10.00) now paid by the Assignee to the Assignor, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties hereto agree as follows:

1. The Assignor hereby assigns, conveys and transfers to the Assignee all of its right, title and interest in and to the Lease.

2. The Assignee hereby accepts the foregoing assignment and agrees to assume and discharge any and all obligations created by such assignment.

3. The Assignor represents and warrants to the Assignee in order to induce the Assignee to enter into this Agreement, as follows:

(a) as at the date hereof, the Lease is in good standing, not in default and enforceable in accordance with its terms;

(b) the Assignor has not assigned, transferred, optioned or otherwise encumbered its rights under the Lease; and

(c) the Assignor has all requisite corporate authority and has obtained any and all consents required to enter into this Agreement.

4. Time shall be of the essence in this Agreement.

5. This Agreement shall be subject to, interpreted, construed and enforced in accordance with the laws in effect in the Province of British Columbia. Each party accepts the jurisdiction of the courts of the Province of British Columbia.

6. This Agreement supersedes and replaces all other agreements, documents, discussions and verbal understandings between the parties with respect to the matters detailed herein and contains the entire agreement between the parties.

7. This Agreement shall enure to the benefit of and be binding upon the parties hereto and each of their respective successors and assigns.

8. Each of the parties covenant and agree to do such acts and execute and deliver all such documents, conveyance and transfers as may be reasonably requested or required by the other party, in order to fully perform and carry out the terms of this Agreement.

9. This Agreement may be executed by any person who is to become a party hereto by signing a counterpart hereof, each of which counterparts together will constitute a single instrument.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first set out above.

WAVE EXPLORATION CORP.

Per: ______________________________
Authorized Signatory

JOURNEY RESOURCES CORPORATION

Per: ______________________________
Authorized Signatory

SCHEDULE A.

THIS MINING LEASE (hereinafter referred as the "Agreement") is made effective June 12, 2003 (hereinafter referred to as the "Effective Date") between WAVE EXPLORATION CORP., a company incorporated under the laws of the Province of British Columbia, of Suite 600 – 890 West Pender Street, Vancouver, B.C., V6Z 1J9 (hereinafter referred to as "Wave") and Robinson Family Trust – Raymond F. Robinson and Jeanne E. Robinson Executors (hereinafter referred to as the "Lessor").

The Lessor owns certain unpatented lode mining claims and other interests in property situated in the State of Idaho, (the "Property"), which claims and interest are more fully described in Exhibit A to this Agreement. Wave desires to lease the Property from the Lessor, and the Lessor is willing to lease the Property to Wave, on the terms and conditions specified.

NOW THEREFORE, for and in consideration of the mutual covenants herein contained, the sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Grant, Possession, Control and Use. The Lessor does hereby lease, let and demise to Wave, its successor and assigns, the Property, and does hereby grant, bargain and convey to Wave, its successors and assigns, for the term hereinafter specified, any and all ores, minerals and materials (hereinafter referred to as "Mineral Substances") in or upon the Property. Wave shall, during the entire life of this Agreement, have the exclusive right to perform in or upon the Property, and any and every part thereof, such exploration, development and mining operations, including mining by open pit, strip, underground, solution mining or by any other method hereafter developed, as Wave may, in its sole discretion, wish to perform. Wave shall be entitled to mine and market for Wave's sole account, upon the terms and conditions herein set out, any and all Mineral Substances which may exist therein. Wave shall also have the right to place or construct such roads, buildings or other structures as Wave may wish to place or construct on the Property and shall have the right to place or install in or upon the Property such machinery and equipment as Wave may deem necessary for use in connection with Wave's operations and to do all other things reasonably related to such uses. The Lessor, furthermore, grants to Wave, its successors and assigns, the exclusive right to use shafts, openings or pits in or upon the Property and structures, facilities, equipment, roadways, haulageways and all other appurtenances installed on the Property for the additional purpose of producing, removing, treating or transporting Mineral Substances from adjoining or nearby property owned or controlled by Wave, and the right to mine and remove Mineral Substances from the Property through or by means of shafts, openings or pits which may be made in or upon adjoining or nearby lands. Wave's operations hereunder, and its mining of adjoining or nearby lands, may be conducted upon the Property and upon such other lands as a single tract of land. After Mineral Substances have been sampled and weighed or measured by volumetric survey, truck factors or any other manner as will permit the computation of Production Royalty to be paid hereunder, Wave may commingle the same with minerals and materials from other lands. Wave shall have the right, at any time during the term of this Agreement, to stockpile any Mineral Substances mined or produced from the Property at such place or places as Wave may elect, either upon the Property or upon other lands owned or controlled by Wave. Waste, overburden, surface stripping and other materials from the Property may be deposited on or off the Property.

Wave acknowledges that the Bureau of Land Management ("BLM") owns and controls the surface rights to the Property, and the grant, possession, control and use provisions of this Agreement are subject to the rights of the BLM.

2. Representations and Warranties. The Lessor makes the following representations and warranties effective the date hereof:

(a) With respect to any portion of the Property comprised of fee land, the Lessor represents and warrants that the Lessor is the sole owner and has the exclusive possession thereof, including the surface and mineral estates, free and clear of all claims, liens, title defects or encumbrances, subject only to those matters specifically set forth in Exhibit A, if any, and all taxes in respect to the same have been paid up to December 31, 2002.

(b) With respect to any portion of the Property comprised of unpatented mining claims, the Lessor represents that (i) the claims were properly located in accordance with applicable government regulations; (ii) all assessment work requirements for the claims have been performed and all filings and recordings of proof of performance have been made properly, and all Federal annual unpatented mining claim maintenance and rental fees have been paid properly and timely; (iii) the claims are in good standing and the Lessor has good title to and owns the entire undivided legal and equitable interest in the claims, subject to the paramount title of the United States and other matters of title disclosed in this Agreement; (iv) the claims are free and clear of all liens, claims and encumbrances created by or through the Lessor, except as otherwise provided in this Agreement; (v) the Lessor has no knowledge of conflicting claims; and (vi) all annual maintenance fees payable to the BLM have been paid up to August 31, 2003. The representations in Section 2(b) in respect to those mining claims included in the Property which were located by parties other than the Lessor, the representations are to the best of the Lessor's knowledge. The Lessor makes no representation or warranty concerning the discovery or presence of valuable minerals on the unpatented mining claims which comprise all or a portion of the Property.

(c) The Lessor, upon the execution of this Agreement, shall deliver all information concerning title to the Property in its possession or control to Wave.

(d) There are no pending or threatened actions, suits, claims or proceedings with respect to the Property.

(e) To the best of the Lessor's knowledge, as at the Effective Date of this Agreement, the Property is in full compliance with all environmental rules, regulations, orders and laws.

3. Breach of Title Warranties. If at any time during the term of this Agreement it is finally adjudicated by any court, or is determined by settlement of any controversy by arbitration or other that (i) the Lessor's title to the Property or any part thereof is less than as warranted herein, or is subject to a superior adverse interest other than the paramount title of the United States of America and/or (ii) one or more third parties have a claim of ownership in royalties or other payments with respect to the Property, the production royalty provided for in Section 20 shall be

reduced proportionately in respect to the minerals being extracted from that portion of the Property to which the Lessor does not have title.

4. Operations.

(a) During the term of this Agreement, subject to the rights of the BLM, Wave shall have free and unrestricted access to the Property, and shall have the right to deposit ores, water, waste and materials from the Property or other property on or in the Property, and to use any part of the Property for waste dumps and tailings disposal areas To the extent that the Lessor is entitled to authorize Wave to do so, Wave shall have the further right during the term of this Agreement to use such other resources of the Property, including, but not limited to, water and water rights, as Wave may find beneficial or desirable in its prospecting, exploration or mining activities hereunder.

(b) Wave shall conduct all operations on the Property in a good and workmanlike manner and in accordance with industry practices. All decisions with respect to exploration, development and mining of the Property, and the selling of ores, minerals, concentrates, or other products from the ores, minerals, concentrates, or other products from the Property, including all decisions regarding the commencement, suspension, resumption or termination of any operations shall be made by Wave, in its sole discretion. Wave may sell ores, minerals, concentrates or other products, and may stockpile ores, minerals, concentrates or other products for any length of time before selling the same. There are no covenants or agreements regarding these matters other than those expressly set forth herein.

(c) Wave shall comply with all laws and regulations governing its operations on the Property. If this Agreement is inconsistent with or contrary to the law or regulation, the law or regulation shall control and this Agreement shall be deemed to be modified accordingly.

5. Workers' Compensation and Other Laws. Wave shall observe and comply with all applicable federal and state laws and mine safety regulations, and shall insure and keep insured all persons employed by Wave under the provisions of the Workmen's Compensation Law or equivalent law of the State in which the Property is situated.

6. Right to Inspect. The Lessor or its authorized agents shall have the right to inspect Wave's operations on the Property upon reasonable notice and during normal working hours. The Lessor's and its agent's entry upon the Property shall be at the Lessor's sole risk and expense, and the Lessor hereby agrees to indemnify and hold Wave harmless from any damage, claim or demand by reason of injury to the Lessor's employees, agents or guests upon the Property or the approaches thereto resulting from the Lessor's negligence.

7. Property Taxes. Wave agrees to pay all taxes lawfully assessed against the Property, and all machinery, tools, equipment, supplies, buildings, improvements, and all other property placed by Wave on the Property, so long as this Agreement remains in effect.

8. Government Fees. During the term of this Agreement, Wave shall pay to such governmental entities as may be entitled thereto such fees as must be paid for during such term, together with such filings as are necessary to maintain the Property in good standing and, notwithstanding the generality of the foregoing, shall pay the BLM's claim maintenance fees and file and record the instruments required to maintain the Property not less than thirty (30) days in advance of all applicable deadlines, and shall provide to the Lessor written proof that Wave has performed its obligations under this Section.

9. Governmental Approvals. Wave shall be solely responsible for obtaining and paying for any and all licences, permits and other approvals required by any federal, state or local government entity which are applicable to operations under this Agreement, and the Lessor, in good faith, shall give such consents to Wave's proposed operations as may be required before a governmental entity will issue a licence, permit or other approval to Wave.

10. Liens. Wave shall promptly pay all wages due its workmen and employees, and pay for all materials and supplies furnished for its mining operations hereunder, and shall defend and protect the Lessor from and against all claims, liens and liabilities which may arise as a result of Wave's failure so to do. In the event that any mechanic's, materialman's or laborer's liens may arise and are filed against the Property as a result of Wave's operations hereunder, Wave shall obtain the discharge thereof.

11. Wave's Liability Insurance. Wave shall, at the Lessor's sole cost, keep in force during this Agreement term a policy of general liability insurance covering property damage and liability for personal injury occurring on or about the Property, with limits in the amount of at least Two Million Dollars ($2,000,000.00) per occurrence for injuries to or death of person, One Million Dollars ($1,000,000.00) per occurrence for property damage, and with a contractual liability endorsement insuring Wave's performance of Wave's indemnity obligations of this Agreement.

12. Form and Certificates. The policy of insurance required to be carried by Wave pursuant to this Section shall be with a company approved by the Lessor and shall have a Best's Insurance Rating of at least A-IX. Such policy shall name the Lessor as additional insured and contain a cross-liability and severability endorsement. Wave's insurance policy shall also be primary insurance, without right of contribution from any policy carried by the Lessor. A certificate of insurance and a copy of Wave's insurance policy shall be provided to the Lessor before any entry by the Lessor or its agents or employees on the Property, and shall provide that such policy is not subject to cancellation, expiration or change, except upon thirty (30) days' prior written notice to the Lessor.

13. Indemnity. Wave shall indemnify and save harmless the Lessor from and against any and all claims, demands, suits or causes of action in law or equity for damages and injuries occurring on or about the Property, and arising solely and directly out of Wave's negligence.

14. Annual Payments. Concurrently with the execution of this Agreement, Wave shall pay the Lessor the sum of Five Thousand Dollars ($5,000.00), and a further sum of Seven Thousand Five Hundred Dollars ($7,500.00) 180 days from the Effective Date of this Agreement, and in advance of the first anniversary of the Effective Date of this Agreement the sum of Fifteen

Thousand Dollars ($15,000.00), and in advance of the second anniversary of this Agreement the sum of Twenty Thousand Dollars ($20,000.00), and in advance of each anniversary thereafter a payment equal to the prior anniversary payment plus Five Thousand Dollars ($5,000.00) for each year this Agreement is in effect, up to and including a maximum of Fifty Thousand Dollars ($50,000.00) per year. The annual payment shall continue after closing of the option.

15. Annual Exploration Expenditures. Wave shall incur Exploration Expenditures of $100,000 per Year in respect to the property during the term of this Lease provided in every period of five years Wave may omit to incur $100,000 of Exploration Expenditures for a period of one year. "Year" means the 12 month period from May 1 to April 30. Any Exploration Expenditures incurred in excess of that specified for any year may be carried forward and credited to the subsequent year.

"Exploration Expenditures" means and includes monies expended in prospecting, exploring, geological, geophysical and geochemical surveying, sampling, examining, diamond and other types of drilling, developing, dewatering, assaying, testing, constructing, maintaining and operating roads, trails and bridges, upon or across the Property, buildings, equipment, plant and supplies, salaries and wages (including fringe benefits) of employees and contractors directly engaged therein, insurance premiums; and all other expenses ordinarily incurred in exploring and developing the Property including engineering expenses, and an allowance for office overhead expenses of not more than 10% of all other expenses described above.

16. Lump Sum Payment. Wave shall pay to the Lessor the sum of $1,000,000 (the "Lump Sum Payment") within 90 days of Wave receiving a feasibility study in respect to the Property or portions thereof, the feasibility study being a comprehensive study and report as to the existence of an ore body in or under the Property or a portion thereof, demonstrating the feasibility of placing the same into commercial production, such study to be in a form generally required by lenders of major financings for mining operations, including recommendations as to the nature, extent and timing of the development of the same with a view to bringing it into commercial production, mining and/or milling methods, design, nature and capacity of the mine, mill or ancillary facilities relating thereto, and the cost and cash flow estimates, and analysis relating thereto.

17. Records. Wave shall keep books and accounts showing the amount of ores extracted from the Property, the amount of ores shipped, sold or treated, and the amount of money received from the sale of the ore. Wave shall keep accurate maps of all drifts, crosscuts, raises, slopes and other workings created by Wave during its operations under this Agreement, and shall mark on such maps any geological findings which may be significant with regard to future mining or development of the Property. Wave shall supply the Lessor, without charge, with a copy of all such maps upon request therefor in writing. Wave shall also furnish to the Lessor, each six (6) months from the Effective Date, a written report in respect to the exploration activities carried out by Wave on the Property during the previous six months and the results obtained. In the event of termination of this Agreement, Wave shall, as soon as possible, deliver to the Lessor all reports, maps, drill logs, assay results, core, pulps, and any other technical data compiled by Wave with respect to the Property. The Lessor shall have full and free access to the books, accounts and records of Wave in respect to the Property at all reasonable times.

18. Confidentiality. The Lessor agrees that all information developed or acquired as a result of activities by Wave under this Agreement, including, but not limited to, information related to mineral discoveries, ore reserves, mining methods, plans and production schedules and other information, including the terms of this Agreement, shall be kept strictly confidential, and shall not be made public without Wave's express prior written consent during such period that this Agreement is in effect; provided, however, that nothing herein shall be construed to interfere with any responsibility of the Lessor to make reasonable disclosures required under applicable securities or other laws. In the event the Lessor deems it necessary to make such disclosures for the reasons stated, the Lessor agrees to confer with Wave prior to making such disclosures.

19. Term. The term of this Agreement shall extend from the date of this Agreement for a period of ten (10) years, until midnight on the tenth (10th) anniversary of the Effective Date of this Agreement, but may be extended, at the option of Wave, for two (2) successive ten (10) year terms, by payment of the Annual Payment specified in Section 14 hereof, or so long as Production Royalty payments are paid to the Lessor in amounts not less than amount of the Annual Payment. Wave will, however, notify the Lessor in writing of any extension hereof, pursuant to this optional right of Wave, prior to the time this Agreement would otherwise expire.

20. Production Royalty. Wave shall pay to the Lessor a Production Royalty of two percent (2%) of Net Returns in respect to the Property and all mineral claims acquired by Wave by staking within a one mile radius of the perimeter of the property excluding the three unpatented claims presently owned either of record or beneficially by Lawrence Jones (the "Extended Property"). Net Returns shall be calculated for each calendar year quarter in which Net Returns are realized, and such Production Royalty payment as are due the Lessor hereunder shall be made within thirty (30) days following the end of the calendar quarter in which the Net Returns were realized. Such payments shall be accompanied by a statement summarizing the computation of the Production Royalty.

Quarterly royalty payments will be provisional and subject to adjustment at the end of each accounting year.

The term "Net Returns" as used herein shall mean the net proceeds received by Wave from the sale of minerals from the Property after deductions for all of the following:

(a) All smelting costs and charges or deductions for refining; and

(b) Cost of insurance and transporting mineral product from the Property and the Extended Property to a smelter, mint or other place of treatment.

If ores and minerals are treated, smelted or refined by Wave, the term "net smelter returns" shall mean the amount of earned revenues, as used in accordance with generally accepted accounting principles, which would have been payable to Wave from a bona fide purchaser of metals, ores, minerals or mineral substances, or concentrates produced therefrom, for material mined from the Property, less all such penalties, assaying, sampling, umpire costs (if any), transportation, insurance costs in connection with transportation (if any), refining and smelting charges.

21. Advance Royalty. It is expressly understood and agreed that the Annual Payments provided for in Section 14 hereof and paid to the Lessor shall constitute payment of and

advances against the Production Royalty accruing to the Lessor pursuant to Section 20 hereof during the term of this Agreement, and Wave shall fully recoup and recover all such Annual Payments during the term of this Agreement by pledging the same against and in reduction of all Production Royalty payable by Wave to the Lessor under the terms of this Agreement. All such Annual Payments payable not recouped by Wave during a given year may be carried over for recoupment in subsequent years, and no Production Royalty shall be due to the Lessor until all Annual Payments have been fully recouped.

22. Grant of Option. The Lessor hereby grants to Wave the sole, exclusive and irrevocable option to purchase, at any time during the term of this Agreement, the Property in consideration of the payment to the Lessor of Two Million Five Hundred Thousand United States Dollars (US$2,500,000.00) less all Annual Payments, the Lump Sum Payment, and Production Royalty received by the Lessor up to such time as Wave exercises its option to purchase the Property.

23. Exercise of Option. Written notice of election to exercise the option shall be sent to the Lessor prior to the termination of this Agreement. The balance of the purchase price shall be paid to the Lessor within thirty (30) days of the date Wave states it will exercise the option.

24. Conveyance. Upon receipt of notice that Wave intends to exercise the option, the Lessor shall promptly deposit in escrow a deed sufficient in all respects to be entitled to recordation conveying to Wave the Property, and instructions to the escrow agent to deliver the deed to Wave upon receipt of the balance of the purchase price in accordance with the terms hereof for the account of the Lessor. Upon the election to exercise and closing of the option, as herein provided, no royalties on ore thereafter mined shall be paid to the Lessor. However, until full payment of the purchase price, Wave shall do all mining in a miner-like manner, and shall maintain the Property in the condition required heretofore by the terms of this Agreement, and shall permit inspection of the Property by the Lessor as if this Agreement were continuing.

25. Termination by the Lessor. Failure of Wave to make any payment due hereunder at the time and in the manner herein provided, and to abide by and perform each and all of the covenants and conditions on the part of Wave to be kept and performed, in the manner and at the times herein specified, unless excused by some provision of this Agreement, shall constitute a default by Wave and shall, at the option of the Lessor, be cause for termination.

If the Lessor elects to terminate this Agreement because of a default by Wave, it shall send by electronic mail or fax transmission, with a copy by postal mail, a notice to Wave stating that the Agreement shall be terminated thirty (30) days from the date of sending of such notice, unless the default be fully cured within the thirty (30) day period. If, within said thirty (30) day period, the default is not corrected, the Agreement shall be at an end and all rights of Wave with respect to the Property shall cease and this Agreement shall be thereupon terminated. In such event, Wave shall deliver immediate, peaceable possession of the Property to the Lessor.

26. Force Majeure. Except for the payment of Annual Payments to the Lessor by Wave pursuant to Section 14, Wave's obligation to maintain insurance pursuant to Section 11, Wave's obligation to indemnify the Lessor pursuant to Section 13, and Wave's obligation to provide the Lessor the information and documents pursuant to Section 17, should Wave be prevented or delayed from performing any of the obligations of this Agreement by reason of or act of nature,

strike, or threat of strike, fire, flood, delay in transportation, war insurrection or mob violence, requirement or regulation of government, including governmental permitting delays, unavoidable casualties, shortage of labor, equipment or material, plant breakdown or any disabling cause, or for any other reason which cannot be reasonably overcome by the means normally employed in performance, or any other reasonable cause or causes, including, without limitation, any cause which would produce a financial loss to Wave, then, and in such event, any failure to perform shall not be deemed a breach of this Agreement, but performance of such obligations shall be suspended during such period of disability, and the time for the performance of said obligations shall be extended for a period equal to the period of disability, and, in such event, the term of this Agreement shall be extended for the time such condition of force majeure is in effect.

27. Termination by Wave. Wave shall have the right to terminate this Agreement at any time by giving written notice of termination to the Lessor. Such termination shall be effective on the date such notice is delivered to the Lessor or on such later date as may be set forth in the notice. Upon such termination, the parties hereto shall be relieved of all further rights, obligations and liabilities under this Agreement, except for rights, obligations and liabilities incurred or accrued prior to the effective date of termination, including any obligation of reclamation.

28. Rights After Termination. Wave shall have the right, for a period of thirty (30) days after expiration, termination or surrender of this Agreement as to any or all of the Property, to remove all buildings, improvements, equipment, structures and personal property erected or placed in or upon the Property by Wave. This period shall be extended by any period of force majeure as provided in Section 26 existing during such period. Any such property not removed within the time provided herein shall become the sole property of the Lessor, and Wave shall have no further right, title or interest with respect thereto, and Wave agrees to provide the Lessor with any and all documentation necessary to secure the rights of the Lessor under this Section. Wave shall also have the right of reasonable ingress to and egress from the Property for so long after termination of this Agreement as is necessary for Wave to accomplish reclamation or restoration of the Property pursuant to law, or to make such inspections as may be required of Wave by state or federal law.

29. Reclamation. Wave shall reclaim the Property in accordance with local, state and federal laws relating to reclamation of mined land. In addition, underground mining areas shall not be left in any condition so as to be or become hazardous. Mine shafts, air courses, inclines or horizontal workings are to be sealed and abandoned in accordance with good mining practice. Prior to obtaining any necessary governmental approval of a reclamation plan for the Property, Wave will submit such reclamation plan for review by the Lessor. The obligations set forth in this Section shall survive the termination of this Agreement.

30. K & B Storage, Salmon Idaho. Commencing on the first month following the Effective Date and throughout the term of this Lease, Wave will pay the $25 per month storage payments to K & B Storage, Salmon Idaho in whose premises the core, assay pulps or sample rejects of the assayed sections of drill cores from prior exploration on the property are stored.

31. Dollar Amounts. All dollar amounts referred to in this Lease means the lawful currency of the United States of America.

32. Assignment by Wave. Wave shall not assign, convey, encumber, sublease, grant any concession or license, or otherwise transfer (each a "Transfer") all or any part of its interest in this Agreement or the Property without, in each case, the Lessor's prior written consent, which shall not be withheld unreasonably. Wave shall deliver with its request for consent to the proposed Transfer detailed information concerning the proposed transferee and copies of all agreements, contracts, documents and instruments representing Wave's proposed Transfer. The Transfer by the Lessor or lessors of Wave as of the Effective Date of a controlling interest in Wave, whether in a single transaction or in a series of transactions, shall constitute a Transfer for purposes of this Section. Any Transfer of this Agreement which is prohibited under this Section shall be deemed void and shall constitute a material default under the terms of this Agreement. The Lessor's consent to a single Transfer shall not release or waive the provisions of this Section concerning any subsequent Transfer.

33. Notice of Assignment by Wave. Wave shall notify the Lessor of any assignment of the Agreement or any sublease of all or any portion or portion of the Property, which notice shall include the name and address of the assignee or sublessee.

34. Memorandum for Recording. The parties shall execute a memorandum of this Agreement sufficient for recordation in the property records of the County in which the Property is located, sufficient to give record notice, pursuant to the laws of the State of Idaho of the rights of the parties in and to the Property.

35. Notice. Any notice required to be given under this Agreement shall be deemed to be well and sufficiently given if delivered or if mailed by registered mail in Canada (save and except during the period of any interruption in the normal postal service within Canada) or sent by prepaid telegram or by electronic mail or fax transmission, in the case of Wave addressed as follows:

Wave Exploration Corp.
Suite 600 – 890 West Pender Street
Vancouver, B.C.
V6Z 1J9

Facsimile: 1-413-487-5806 <*eFax*>
Email address: roger.macinnis@telus.net

and in the case of the Optionor addressed as follows:

Robinson Family Trust – Raymond F. Robinson and
Jeanne E. Robinson, Trustees
180 – 180 West Laramie Drive
Reno, Nevada 89511

Facsimile: 1-775-849-0820 <*eFax*>
Email address: mail to: rfrmohawk@myexcel.com

and any notice given as aforesaid shall be deemed to have been given, if delivered, when delivered, if emailed or faxed, when received, or if mailed or telegraphed, on the third business

day after the date of mailing or telegraphing thereof. Either party may from time to time by notice in writing change its address for the purpose of this paragraph.

36. Governing Law. This Agreement and our relationship shall be governed by and construed in accordance with the laws of the State of Idaho, and the parties shall atone to and be bound by the provisions of the courts of such jurisdiction.

37. Time of the Essence. Time is of the essence of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

WAVE EXPLORATION CORP.

Roger MacInnis, Vice President

ROBINSON FAMILY TRUST – RAYMOND F. ROBINSON AND JEANNE E. ROBINSON TRUSTEES

Raymond F. Robinson, Trustee

Jeanne E. Robinson, Trustee

STATE OF NEVADA)
) ss.
COUNTY OF WASHOE)

The foregoing instrument was acknowledged before me this 12 day of June, 2003, by Raymond F. Robinson as Trustee of the Robinson Family Trust.

WITNESS my hand and official seal.

Denise M. Cairns

DENISE M. CAIRNS
Notary Public - State of Nevada
Appointment Recorded in Washoe County
No: 95-5394-2 - Expires June 21, 2005

STATE OF NEVADA)
) ss.
COUNTY OF WASHOE)

The foregoing instrument was acknowledged before me this 13 day of June, 2003, by Jeanne E. Robinson as Trustee of the Robinson Family Trust.

WITNESS my hand and official seal.

Denise M. Cairns

DENISE M. CAIRNS
Notary Public - State of Nevada
Appointment Recorded in Washoe County
No: 93-3884-2 - Expires June 21, 2005

STATE OF NEVADA)
) ss.
COUNTY OF WASHOE)

The foregoing instrument was acknowledged before me this 12 day of June, 2003, by Roger MacInnis as Vice President of Wave Exploration Corp., a British Columbia company.

WITNESS my hand and official seal.

Denise M. Cairns

DENISE M. CAIRNS
Notary Public - State of Nevada
Appointment Recorded in Washoe County
No: 93-3884-2 - Expires June 21, 2005

EXHIBIT A
TO MINING LEASE BETWEEN WAVE EXPLORATION CORP.
AND ROBINSON ROBINSON FAMILY TRUST
DATED June 12, 2003

CLAIM OR SITE NAME	BUREAU OF LAND MANAGEMENT RECORDATION SERIAL NUMBER
Lee-S # 3 amd. Sec. 27 Twp 20N Rge 18E	104445
Lee-S #4 amd Sec. 27 Twp 20N Rge 18E	104446
Lee-S #14 amd Sec. 27 Twp 20N Rge 18E	104456
Lee-S #15 amd Sec. 27 Twp 20N Rge 18E	104457
Lee-S #16 amd Sec 27 Twp 20N Rge 18E	104458
Lee-S #24 amd Sec. 27 Twp 20N Rge 18E	104466
AMAC #10 Sec 27 Twp 20N Rge 18E	135239
AMAC #11 Sec 27 Twp 20N Rge 18E	135240
Lee-S 2 Sec 27 Twp 20N Rge 18E	104444